UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Aeglea BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773J103

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 23, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box X.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00773J103	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,892,533 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,892,533 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,892,533 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN
(1)	Includes 1,479,805 shares of Common Stock (“Common Stock”) of Aeglea BioTherapeutics, Inc. (the “Issuer”) issuable upon exercise of the Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of non-qualified options to purchase Common Stock of the Issuer (“Stock Options”).
(2)	Based on 47,937,107 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2020.

CUSIP No. 00773J103	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,892,533 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,892,533 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,892,533 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 1,479,805 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of Stock Options.
(2)	Based on 47,937,107 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2020.

CUSIP No 00773J103	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,892,533 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,892,533 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,892,533 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC
(1)	Includes 1,479,805 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of Stock Options.
(2)	Based on 47,937,107 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2020.

CUSIP No. 00773J103	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,892,533 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,892,533 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,892,533 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC
(1)	Includes 1,479,805 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of Stock Options.
(2)	Based on 47,937,107 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2020.

Schedule 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Aeglea BioTherapeutics, Inc. (the “Issuer”), a corporation organized under the laws of Delaware. The address of the principal executive offices of the Issuer is 805 Las Cimas Parkway, Suite 100, Austin, TX 78746. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences” and together with 667, the “Funds”), with the working capital of the Funds both in transactions with underwriters and in open market transactions directly with broker dealers. The aggregate purchase price of the securities of the Issuer directly held by the Funds was approximately $102,082,354.

Item 4.	Purpose of the Transaction.

On February 23, 2021, Sara Brownstein, a full-time employee of the Adviser joined the board of directors of the Issuer (the “Board”). Sara Brownstein serves on the Board as a representative of the Funds. Ms. Brownstein serves on the Board’s Nominating Committee. On February 23, 2021, Ms. Brownstein was granted 47,200 options to purchase Common Stock (“Stock Options”) at an exercise price of $7.11 per share, which vest in 36 equal monthly installments beginning on March 23, 2021, subject to Ms. Brownstein’s continuing service on the Board on each vesting date. The Stock Options expire on February 22, 2031.

The policy of the Adviser to the Funds does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Brownstein will have no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Pre-Funded Warrants (as defined in Item 6 below), exercise of some of all of the vested Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information in Item 4 is incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of the Pre-Funded Warrants (as defined in Item 6 below), subject to the limitation on exercise described below.

Name	Common Stock	February 2019 Pre-Funded Warrants	April 2020 Pre-Funded Warrants
667, L.P.	315,516	315,047	996,358
Baker Brothers Life Sciences, L.P.	3,094,590	3,434,953	10,863,970
Total	3,410,106	3,750,000	11,860,328

The Pre-Funded Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 9.9% of the outstanding Common Stock after exercise (the “Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage, with a maximum increase to 19.99% applicable to some of the Pre-Funded Warrants (as described in Item 6 below). Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information in Item 4 is incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 5 is incorporated herein by reference.

Warrant to Purchase Stock (February 2019)

The Funds purchased warrants to purchase shares of Common Stock. issued February 8, 2019 (the “February 2019 Pre-Funded Warrants”) that are subject to the terms of such warrants (the “February 2019 Warrant Agreements”) in the amounts disclosed in Item 5 and subject to the February 2019 Warrant Agreement. Subject to the Maximum Percentage limitation described in the following sentence, the February 2019 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the February 2019 Warrant Agreements). February 2019 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “February 2019 Warrant Maximum Percentage”), initially 4.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the February 2019 Warrant Maximum Percentage by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer. By written notice to the Issuer dated December 9, 2020, the Funds increased the February 2019 Warrant Maximum Percentage applicable to their February 2019 Pre-Funded Warrants to 9.9%.

Warrant to Purchase Stock (April 2020)

The Funds purchased warrants to purchase shares of Common Stock issued April 30, 2020 (the “April 2020 Pre-Funded Warrants”, and together with the February 2019 Pre-Funded Warrants, the “Pre-Funded Warrants”) in the amounts disclosed in Item 5. Subject to the Maximum Percentage limitation described in the following sentence, the April 2020 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the April 2020 Warrant Agreements). April 2020 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “April 2020 Warrant Maximum Percentage”), initially 4.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the April 2020 Warrant Maximum Percentage, but not in excess of 19.99%, by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer. By written notice to the Issuer dated December 9, 2020, the Funds increased the April 2020 Warrant Maximum Percentage applicable to their April 2020 Pre-Funded Warrants to 9.9%.

The foregoing descriptions of the February 2019 Warrant Agreements and the April 2020 Warrant Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of the February 2019 Warrant Agreements, the form of which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference, and the full texts of the April 2020 Warrant Agreements, the form of which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Form of Warrant to Purchase Common Stock by and among Aeglea BioTherapeutics, Inc., 667, L.P. and Baker Brothers Life Sciences, L.P., dated as of February 8, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, filed with the SEC on February 7, 2019).
99.3	Form of Warrant to Purchase Common Stock by and among Aeglea BioTherapeutics, Inc., 667, L.P. and Baker Brothers Life Sciences, L.P., dated as of April 30, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, filed with the SEC on April 28, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2021

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BAKER BROS. ADVISORS LP
By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker